3: Schedule 13G/A (Joint Filing) 2/2006 (S:\CLIENTS\07229\00001\S1811042.DOC;1)

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SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LaBarge, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

5024709C

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

CUSIP No. 5024709C

1.	Names of Reporting Persons.	Joanne V. Lockard
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States of America

Number of	5. Sole Voting Power	0

Shares Bene-
ficially by	6. Shared Voting Power	1,231,899

Owned by Each
Reporting	7. Sole Dispositive Power	7,444

Person With:
	8. Shared Dispositive Power	1,231,899

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,239,343

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	8.2%

12.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 5024709C

1.	Names of Reporting Persons.	Leo V. Garvin, Jr.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States of America

Number of	5. Sole Voting Power	0

Shares Bene-
ficially by	6. Shared Voting Power	1,227,493

Owned by Each
Reporting	7. Sole Dispositive Power	0

Person With:
	8. Shared Dispositive Power	1,227,493

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,227,493

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	8.1%

12.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 5024709C

1.	Names of Reporting Persons.	Lawrence J. LeGrand
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States of America

Number of	5. Sole Voting Power	5,000

Shares Bene-
ficially by	6. Shared Voting Power	1,227,493

Owned by Each
Reporting	7. Sole Dispositive Power	5,000

Person With:
	8. Shared Dispositive Power	1,227,493

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,232,493

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	8.1%

12.	Type of Reporting Person (See Instructions)	IN

Item 1.
(a) Name of Issuer

LaBarge, Inc. (the “Company”)

(b) Address of Issuer's Principal Executive Offices
9900 Clayton Road, St. Louis, Missouri 63124

Item 2.
(a) Name of Person Filing
Joanne V. Lockard; Leo V. Garvin, Jr.; Lawrence J. LeGrand

(b) Address of Principal Business Office or, if none, Residence
Plancorp, Inc., 1350 Timberlake Manor Parkway, Suite 100, Chesterfield, MO 63017

(c) Citizenship
Joanne V. Lockard- United States of America Leo V. Garvin, Jr.- United States of America Lawrence J. LeGrand- United States of America

(d) Title of Class of Securities
Common Stock , $0.01 par value

(e) CUSIP Number
5024709C

Item 3.
Not Applicable.

Item 4. Ownership
(a) Amount beneficially owned:
Joanne V. Lockard- 1,239,343 (1)(2)(3) Leo V. Garvin, Jr.- 1,227,493 (1)(2) Lawrence J. LeGrand- 1,232,493 (1)(2)(4)

(b) Percent of class:
Joanne V. Lockard- 8.2% Leo V. Garvin, Jr.- 8.1% Lawrence J. LeGrand- 8.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Joanne V. Lockard- 0 Leo V. Garvin, Jr.- 0 Lawrence J. LeGrand- 5,000

(ii) Shared power to vote or to direct the vote:
Joanne V. Lockard- 1,231,899 Leo V. Garvin, Jr.- 1,227,493 Lawrence J. LeGrand- 1,227,493

(iii) Sole power to dispose or to direct the disposition of:
Joanne V. Lockard- 7,444 Leo V. Garvin, Jr.- 0 Lawrence J. LeGrand- 5,000

(iv) Shared power to dispose or to direct the disposition of:
Joanne V. Lockard- 1,231,899 Leo V. Garvin, Jr.- 1,227,493 Lawrence J. LeGrand- 1,227,493

(1)

Includes:  (a) 268,485 shares of Common Stock held by the Pierre L. LaBarge Revocable Living Trust, (b) 40,000 shares of Common Stock held by the Pierre L. LaBarge Generation-Skipping Trust, (c) 40,000 shares of Common Stock held by the Craig E. LaBarge Generation-Skipping Trust, (d) 40,000 shares of Common Stock held by the Mark LaBarge Generation-Skipping Trust, (e) 40,000 shares of Common Stock held by the Jon L. LaBarge Generation-Skipping Trust, (f) 40,000 shares of Common Stock held by the Denise M. LaBarge Generation-Skipping Trust, (g) 40,000 shares of Common Stock held by the Marie A. LaBarge Miller Generation-Skipping Trust, (h) 6,336 shares of Common Stock held by the Jon LaBarge Non-Generation-Skipping Trust, and (i) 12,672 shares of Common Stock held by the Marie Miller Non-Generation-Skipping Trust.  Ms. Lockard and Messrs. Garvin and LeGrand serve as co-trustees for each of these trusts.  Each of the co-trustees has shared voting and shared dispositive power.

(2)

Includes 700,000 shares of Common Stock held by the Pierre L. LaBarge Pledge Trust for which Ms. Lockard and Messrs. Garvin and LeGrand, as personal representatives of Pierre L. LaBarge’s estate, each has shared voting and shared dispositive power.

(3)

Includes 4,406 shares owned jointly with Ms. Lockard’s spouse as to which she has shared voting and dispositive power and 7,444 shares of Common Stock held in the Company’s 401(k) plan for which Ms. Lockard has no voting power and sole dispositive power.

(4) Includes 5,000 shares owned in Mr. LeGrand’s individual capacity as to which he has sole voting and dispositive power.

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8. Identification and Classification of Members of the Group
Not Applicable.

Item 9. Notice of Dissolution of Group
Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006

/s/ Joanne V. Lockard
Joanne V. Lockard

/s/ Leo V. Garvin, Jr.
Leo V. Garvin, Jr.

/s/ Lawrence J. LeGrand
Lawrence J. LeGrand

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G/A

          The undersigned and each other person executing this joint filing agreement (the “Agreement”) agree as follows:

1.  The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G/A to which this Exhibit is attached and such Schedule 13G/A is filed on behalf of the undersigned and each other person executing this Agreement; and

2.  The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

           This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date:  February 14, 2006

/s/ Joanne V. Lockard
Joanne V. Lockard

/s/ Leo V. Garvin, Jr.
Leo V. Garvin, Jr.

/s/ Lawrence J. LeGrand
Lawrence J. LeGrand